EXHIBIT 12.1
GEOEYE, INC.
Ratio of earnings to fixed charges

						Six months ended
	Year ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010

	(in thousands)
Earnings
(Loss) Income before (benefit) provision for income taxes	(24,255)	20,004	68,005	10,348	14,488	11,384	26,329
Amortization of capitalized interest	—	—	—	—	6,342	2,718	3,624
Capitalized interest	(5,850)	(15,627)	(20,103)	(22,657)	(4,771)	(2,919)	(5,174)

Subtotal	$(30,105)	$4,377	$47,902	$(12,309)	$16,059	$11,183	$24,779

Fixed charges
Interest charges (expensed and capitalized)	23,856	46,181	42,477	38,844	36,183	17,402	21,259
Interest portion of operating rent	333	342	473	635	738	346	359

Total fixed charges	$24,189	$46,523	$42,950	$39,479	$36,921	$17,748	$21,618

Total (loss) earnings, as adjusted	$(5,915)	$50,901	$90,851	$27,170	$52,980	$28,931	$46,397

Ratio of earnings to fixed charges	−(1)	1.09	2.12	−(2)	1.43	1.63	2.15

(1)	Earnings, as adjusted were inadequate to cover fixed charges by $30.1 million in 2005.

(2)	Earnings, as adjusted were inadequate to cover fixed charges by $12.3 million in 2008.

The above table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010. For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income tax expense (benefit), fixed charges, and amortization of capitalized interest and “fixed charges” consist of interest expense, including amortization of deferred financing costs, capitalized interest, plus one-third of rental expense (this portion is considered to be representative of the interest factor).